Exhibit 12.1

Marsh & McLennan Companies, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
(In millions, except ratios)

		Years Ended December 31,
	2012	2011	2010	2009	2008
Earnings
Income before income taxes	$1,696	$1,404	$769	$552	$494
Interest expense	181	199	233	241	220
Portion of rents representative of the interest factor	139	143	140	132	145
	$2,016	$1,746	$1,142	$925	$859
Fixed Charges
Interest expense	$181	$199	$233	$241	$220
Portion of rents representative of the interest factor	139	143	140	132	145
	$320	$342	$373	$373	$365
Ratio of Earnings to Fixed Charges	6.3	5.1	3.1	2.5	2.4